

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2011

Via E-Mail
Richard MacPherson
President
China Youth Media, Inc.
n/k/a Midwest Energy Emissions Corp.
500 West Wilson Bridge Road, Suite 140
Worthington, Ohio 43085

>   **Re: China Youth Media, Inc.**
> **n/k/a Midwest Energy Emissions Corp.**
> **Amendment no. 2 to Form 8-K**
> **Filed October 5, 2011**
> **File No. 000-33067**

Dear Mr. MacPherson:

We have reviewed your response letter dated November 18, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   It continues to be unclear from your response to prior comment 1 and materials you provided how you determined that your assets and operations were not nominal at least as of March 31, 2011. In this regard, we note the following:

- It appears from the materials you provided, the agreement with Latitude 20 and response regarding seeking new lines of business that the assets you held were unrelated to the activities you were conducting. Therefore, it is unclear how you concluded that those assets were "titular" and "in name only";

- Given that many of the materials you provided are not in English, it is unclear what operational activities they are intended to signify. Please provide us with English language copies of those materials. In addition, a significant portion of the materials appear to relate to the months before you entered the agreement with

Latitude 20. Given this, it is unclear how they relate to whether you were a shell company as of the date of that agreement;

- It is unclear from the materials referenced in paragraphs 4 and 5 of your response what operational activities were conducted after March 31, 2011, aside from merely paying salary, rent and insurance and why those activities are not nominal. In this regard, it appears from such materials that those payments and other payments in April 2011 were funded entirely with the amounts related to your agreement with Latitude 20, and minimal payments were made after that time. We also note the disclosures in Exhibit 99.3 regarding the extent of your operations. The payments made appear to include payments to Sabas Cabrillo, who appears to have been a shareholder of Midwest at that time, as indicated by Annex B to Midwest's disclosure schedule. It also appears to involve payments to other professionals involved in the transaction with Midwest. In this regard, please reconcile the $20,000 audit payment with the amount disclosed in your annual report on Form 10-K.

- We note that the term sheet related to the transaction is dated May 6, 2011. Please tell us when negotiations related to the transaction commenced. Include in your response how and when Eastern Sky and/or Latitude 20 "provided introductions," "facilitated negotiations" and "introduced various professionals."

Exhibit 2.1

2.   We note your response to prior comment 3; however, it appears you have not provided all attachments to the merger agreement. For example, we note the CHYU Disclosure Statement mentioned in Section 11.11 of this agreement. It also appears you have not yet filed or provided the agreement with Latitude 20. Therefore, we reissue prior comment 3. In addition, please tell us where you have filed each of the "material contracts" listed in Annex B of Midwest's Disclosure Schedule.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at (202) 551-3628 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3314 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/Geoffrey Kruczek for

Amanda Ravitz
Assistant Director

cc (by e-mail): Brian A. Lebrecht, Esq. – The Lebrecht Group, APLC